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                            October 26, 2022

       Julie Booth
       Chief Financial Officer
       Rocket Companies, Inc.
       1050 Woodward Avenue
       Detroit, MI 48226

                                                        Re: Rocket Companies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Response dated
September 27, 2022
                                                            File No. 001-39432

       Dear Julie Booth:

              We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 13, 2022 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to Rocket Companies,
       page 38

   1. We note your response to comment 1. In addition to the proposed disclosure in your response, please
supplement your reconciliation of Adjusted Net Income (Loss) to Net
                                                        Income Attributable to
Rocket Companies, in future filings, with the calculation of the adjustment to the
provision for income tax as you have provided in your response.
 Julie Booth
FirstName  LastNameJulie
Rocket Companies,  Inc. Booth
Comapany
October 26,NameRocket
            2022        Companies, Inc.
October
Page  2 26, 2022 Page 2
FirstName LastName
Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021 Gain on sale of loans, net, page 44

2. We note your response to comment 2 and your proposed disclosures in Annex A. Please provide us with and further revise your disclosures, in future filings, to quantify the impact for each identified driver. For example, we noted the following:

                We note that the Net (loss) gain on sale of loans was impacted by decreases in mortgage loan origination volume, as well as, interest rate increases subsequent to the time the loans were originated, which resulted in loans being sold at a loss. Your proposed disclosure should clearly discuss in detail the impacts of the changes in interest rates during the periods presented.
                Further, in regard to the fair value adjustment on loans held for sale and IRLCs, we note the proposed disclosure for the three months ended June 30, 2022, indicated the decline was due to a decrease in origination volume; however, the fair value adjustment increased for the six months ended June 30, 2022, due to a decline in origination volume and an increase in interest rates. Your proposed disclosure should more clearly quantify the impacts and correlation between the identified drivers and changes to your results of operations.

     Please contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc Thomas, Staff Accountant at 202-551-3452 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance